UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                            NETSPEAK CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)

                                  6411D5069
                                 -----------
                                (CUSIP Number)

                                 CAROL FORSYTE
        MOTOROLA, INC., 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
                                (847) 576-7646
        --------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               SEPTEMBER 13, 1999
                                ----------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 ("Amendment") relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Netspeak Corporation, a Florida corporation (the "Company"). The Report on Schedule 13D filed by Motorola, Inc., a Delaware corporation ("Motorola") dated May 1, 1998 (the "Motorola
Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Motorola Schedule 13D.

Item 2.  Identity and Background
================================

Item 2 is amended and restated to read as follows:

(a) - (c) and (f) This Amendment is being filed by Motorola. Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include:
(i) software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) embedded semiconductor solutions for customers in the consumer, networking and computing, transportation and wireless communications markets; and (iii) embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and consumer markets.

The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States.

(d) - (e) Neither Motorola nor, to the best of Motorola's knowledge, any of the directors or executive officers listed on Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
===============================

Item 4 is amended and supplemented as follows:

On September 13, 1999, the License Agreement was amended (the "Amended License Agreement") to reduce Motorola's remaining take or pay commitment for the Company's products and services to $14 million from $27.5 million. This commitment continues through the end of 2001. In addition, under the Amended License Agreement, Motorola retains certain exclusive license rights in the Company's products only when Motorola, with notice to the Company, funds certain development activities related to the Company's products. The Amended License Agreement requires Motorola to purchase a minimum of 33% of the $14 million minimum commitment in the Company's products. In the event of a Change of Control (as defined in the Amended License Agreement) of the Company, any remaining Motorola minimum commitment will be waived by the end of the then current quarter and the Company may, upon notice, discontinue providing services or products to Motorola and terminate licenses to Motorola.

As of the date hereof there are two (2) employees of Motorola, Stephen P. Earhart, Senior Vice President and Corporate Director of Finance, and Scott Poteracki, Vice President and Director of Finance, Motorola Internet and Networking Group, serving on the Company's Board of Directors. Currently, pursuant to the terms of the Voting Agreement, Motorola has the right to designate a third designee to the Company's Board of Directors who shall be reasonably satisfactory to the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
=======================================================================

Item 6 is amended and supplemented as follows:

On September 13, 1999, the License Agreement was amended (the "Amended License Agreement") to reduce Motorola's remaining take or pay commitment for the Company's products and services to $14 million from $27.5 million. This commitment continues through the end of 2001. In addition, under the Amended License Agreement, Motorola retains certain exclusive license rights in the Company's products only when Motorola, with notice to the Company, funds certain development activities related to the Company's products. The Amended License Agreement requires Motorola to purchase a minimum of 33% of the $14 million minimum commitment in the Company's products. In the event of a Change of Control (as defined the Amended License Agreement ) of the Company, any remaining Motorola minimum commitment will be waived by the end of the then current quarter and the Company may, upon notice, discontinue providing services or products to Motorola and terminate licenses to Motorola.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      September 28,  1999                           Motorola, Inc.


                                      By:    /s/ Carl F. Koenemann
                                      Name:  Carl F. Koenemann
                                      Title: Executive Vice President
                                             & Chief Financial Officer

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